
Grupo
CONTINENTAL
S.A.

82-4211

RECEIVED
2005 MAY -3 A 10:5

April 28th, 2005.


05007956

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

SUPPL

Ladies and Gentlemen:

Enclosed herewith we are sending a printed copy of the consolidated financial statements together with the notes thereto (annexes numbers 1 to 14) of Grupo Continental, S.A., as of March 31th, 2005.

The above mentioned information is being provided to mantain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A. (file number 82-4211).

Very truly yours,



Miguel Angel Rábago Vite
Chief Financial Officer

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

Encl.
MARV'stc
GC'17



Avenida Hidalgo 2303 ○ C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 ○ C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 ○ Fax: (833) 241-2577

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **1** AÑO: **2005**
GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 31 DE MARZO DE 2005 Y 2004
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**10,328,758**	**100**	**10,398,874**	**100**
2	**ACTIVO CIRCULANTE**	**4,311,933**	**42**	**4,236,410**	**41**
3	EFECTIVO E INVERSIONES TEMPORALES	3,052,183	30	2,923,599	28
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	243,008	2	210,277	2
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	220,129	2	189,560	2
6	INVENTARIOS	779,239	8	912,974	9
7	OTROS ACTIVOS CIRCULANTES	17,374	0	0	0
8	**LARGO PLAZO**	**995,388**	**10**	**976,030**	**9**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	969,150	9	934,598	9
11	OTRAS INVERSIONES	26,238	0	41,432	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**4,342,941**	**42**	**4,458,973**	**43**
13	INMUEBLES	2,897,646	28	2,771,318	27
14	MAQUINARIA Y EQUIPO INDUSTRIAL	2,763,006	27	2,712,444	26
15	OTROS EQUIPOS	2,501,734	24	2,238,375	22
16	DEPRECIACION ACUMULADA	3,830,660	37	3,350,854	32
17	CONSTRUCCIONES EN PROCESO	11,215	0	87,690	1
18	**ACTIVO DIFERIDO (NETO)**	**485,881**	**5**	**520,705**	**5**
19	**OTROS ACTIVOS**	**192,615**	**2**	**206,756**	**2**
20	**PASIVO TOTAL**	**1,879,651**	**100**	**2,049,431**	**100**
21	**PASIVO CIRCULANTE**	**717,039**	**38**	**753,430**	**37**
22	PROVEEDORES	311,502	17	303,014	15
23	CREDITOS BANCARIOS	0	0	0	0
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	89,953	5	154,044	8
26	OTROS PASIVOS CIRCULANTES	315,584	17	296,372	14
27	**PASIVO A LARGO PLAZO**	**0**	**0**	**0**	**0**
28	CREDITOS BANCARIOS	0	0	0	0
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**868,867**	**46**	**1,000,411**	**49**
32	**OTROS PASIVOS**	**293,745**	**16**	**295,590**	**14**
33	**CAPITAL CONTABLE**	**8,449,107**	**100**	**8,349,443**	**100**
34	**PARTICIPACION MINORITARIA**	**6,766**		**4,521**	
35	**CAPITAL CONTABLE MAYORITARIO**	**8,442,341**	**100**	**8,344,922**	**100**
36	**CAPITAL CONTRIBUIDO**	**898,385**	**11**	**898,385**	**11**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	15,000	0	15,000	0
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	846,644	10	846,644	10
39	PRIMA EN VENTA DE ACCIONES	36,741	0	36,741	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**7,543,956**	**89**	**7,446,537**	**89**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	8,914,116	106	8,804,049	105
43	RESERVA PARA RECOMPRA DE ACCIONES	150,000	2	150,000	2
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(1,731,514)	(20)	(1,689,685)	(20)
45	**RESULTADO NETO DEL EJERCICIO**	211,354	3	182,173	2

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **1** AÑO: **2005**

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**3,052,183**	**100**	**2,923,599**	**100**
46	EFECTIVO	52,489	2	55,564	2
47	INVERSIONES TEMPORALES	2,999,694	98	2,868,035	98
18	**CARGOS DIFERIDOS**	**485,881**	**100**	**520,705**	**100**
48	GASTOS AMORTIZABLES (NETO)	764	0	8,237	2
49	CREDITO MERCANTIL	485,117	100	512,468	98
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**717,039**	**100**	**753,430**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	4,093	1	6,366	1
53	PASIVOS EN MONEDA NACIONAL	712,946	99	747,064	99
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**315,584**	**100**	**296,372**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	0	0	0	0
58	OTROS PASIVOS CIRCULANTES SIN COSTO	315,584	100	296,372	100
27	**PASIVO A LARGO PLAZO**	**0**	**100**	**0**	**100**
59	PASIVO EN MONEDA EXTRANJERA	0	0	0	0
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**868,867**	**100**	**1,000,411**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	868,867	100	1,000,411	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**293,745**	**100**	**295,590**	**100**
68	RESERVAS	293,745	100	295,590	100
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(1,731,514)**	**100**	**(1,689,685)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(1,731,514)	(100)	(1,689,685)	(100)

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **1** AÑO: **2005**

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	3,594,894	3,482,980
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
74	NUMERO DE FUNCIONARIOS (*)	63	64
75	NUMERO DE EMPLEADOS (*)	4,871	4,989
76	NUMERO DE OBREROS (*)	8,715	8,994
77	NUMERO DE ACCIONES EN CIRCULACION (*)	750,000,000	750,000,000
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **1** AÑO: **2005**

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE MARZO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**2,190,639**	**100**	**2,240,694**	**100**
2	COSTO DE VENTAS	1,063,680	49	1,044,815	47
3	**RESULTADO BRUTO**	**1,126,959**	**51**	**1,195,879**	**53**
4	GASTOS DE OPERACION	892,513	41	898,422	40
5	**RESULTADO DE OPERACION**	**234,446**	**11**	**297,457**	**13**
6	COSTO INTEGRAL DE FINANCIAMIENTO	(9,864)	0	18,582	1
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**244,310**	**11**	**278,875**	**12**
8	OTRAS OPERACIONES FINANCIERAS	(46,719)	(2)	(5,671)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**291,029**	**13**	**284,546**	**13**
10	PROVISION PARA IMPUESTOS Y P.T.U.	114,674	5	136,081	6
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**176,355**	**8**	**148,465**	**7**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	36,900	2	35,153	2
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**213,255**	**10**	**183,618**	**8**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**213,255**	**10**	**183,618**	**8**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**213,255**	**10**	**183,618**	**8**
19	PARTICIPACION MINORITARIA	1,901		1,445	0
20	**RESULTADO NETO MAYORITARIO**	**211,354**	**10**	**182,173**	**8**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **1** AÑO: **2005**

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**2,190,639**	**100**	**2,240,694**	**100**
21	NACIONALES	2,190,557	100	2,240,627	100
22	EXTRANJERAS	82	0	67	0
23	CONVERSION EN DOLARES (***)	7	0	6	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**(9,864)**	**100**	**18,582**	**100**
24	INTERESES PAGADOS	2,796	28	2,322	12
25	PERDIDA EN CAMBIOS	144	1	214	1
26	INTERESES GANADOS	30,977	314	18,637	100
27	GANANCIA EN CAMBIOS	2,143	22	1,815	10
28	RESULTADO POR POSICION MONETARIA	20,316	206	36,498	196
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(46,719)**	**100**	**(5,671)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(46,719)	(100)	(5,671)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**114,674**	**100**	**136,081**	**100**
32	I.S.R.	77,678	68	88,692	65
33	I.S.R. DIFERIDO	8,336	7	17,188	13
34	P.T.U.	28,735	25	29,729	22
35	P.T.U. DIFERIDA	(75)	0	472	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

TRIMESTRE: **1** AÑO: **2005**

ESTADO DE RESULTADOS
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	2,221,026	2,268,620
37	RESULTADO FISCAL DEL EJERCICIO	224,038	150,571
38	VENTAS NETAS (**)	10,007,025	10,407,138
39	RESULTADO DE OPERACION (**)	1,610,415	1,725,068
40	RESULTADO NETO MAYORITARIO (**)	1,117,573	1,149,335
41	RESULTADO NETO (**)	1,119,006	1,150,370

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: CONTAL

TRIMESTRE: 1 AÑO: **2005**

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DEL 1 DE ENERO AL 31 DE MARZO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**2,190,639**	**100**	**2,240,694**	**100**
2	COSTO DE VENTAS	1,063,680	49	1,044,815	47
3	**RESULTADO BRUTO**	**1,126,959**	**51**	**1,195,879**	**53**
4	GASTOS DE OPERACION	892,513	41	898,422	40
5	**RESULTADO DE OPERACION**	**234,446**	**11**	**297,457**	**13**
6	COSTO INTEGRAL DE FINANCIAMIENTO	(9,864)	0	18,582	1
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**244,310**	**11**	**278,875**	**12**
8	OTRAS OPERACIONES FINANCIERAS	(46,719)	(2)	(5,671)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**291,029**	**13**	**284,546**	**13**
10	PROVISION PARA IMPUESTOS Y P.T.U.	114,674	5	136,081	6
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**176,355**	**8**	**148,465**	**7**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	36,900	2	35,153	2
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**213,255**	**10**	**183,618**	**8**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**213,255**	**10**	**183,618**	**8**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**213,255**	**10**	**183,618**	**8**
19	PARTICIPACION MINORITARIA	1,901		1,445	0
20	**RESULTADO NETO MAYORITARIO**	**211,354**	**10**	**182,173**	**8**

82-4211

CLAVE DE COTIZACION: CONTAL

GRUPO CONTINENTAL, S.A.

TRIMESTRE: **1** AÑO: **2005**

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**2,190,639**	**100**	**2,240,694**	**100**
21	NACIONALES	2,190,557	100	2,240,627	100
22	EXTRANJERAS	82	0	67	0
23	CONVERSION EN DOLARES (***)	7	0	6	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**(9,864)**	**100**	**18,582**	**100**
24	INTERESES PAGADOS	2,796	28	2,322	12
25	PERDIDA EN CAMBIOS	144	1	214	1
26	INTERESES GANADOS	30,977	314	18,637	100
27	GANANCIA EN CAMBIOS	2,143	22	1,815	10
28	RESULTADO POR POSICION MONETARIA	20,316	206	36,498	196
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(46,719)**	**100**	**(5,671)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(46,719)	(100)	(5,671)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**114,674**	**100**	**136,081**	**100**
32	I.S.R.	77,678	68	88,692	65
33	I.S.R. DIFERIDO	8,336	7	17,188	13
34	P.T.U.	28,735	25	29,729	22
35	P.T.U. DIFERIDA	(75)	0	472	0

(***) DATOS EN MILES DE DOLARES

82-4211

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

TRIMESTRE: **1** AÑO: **2005**

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
DEL 1 DE ENERO AL 31 DE MARZO DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**213,255**	**183,618**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	55,461	71,143
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**268,716**	**254,761**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(95,611)	(5,753)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**173,105**	**249,008**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(630)	(1,251)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	0	0
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(630)**	**(1,251)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(13,254)**	**(67,908)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	159,221	179,849
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	2,892,962	2,743,750
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	3,052,183	2,923,599

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **1** AÑO: **2005**

GRUPO CONTINENTAL, S.A.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**55,461**	**71,143**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	77,051	86,408
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	8,453	2,228
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(30,043)	(17,493)
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(95,611)**	**(5,753)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(105,054)	3,988
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(2,871)	(6,189)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	0	0
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(21,092)	(60,090)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	33,406	56,538
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(630)**	**(1,251)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	0	0
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	0	0
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(630)	(1,251)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**0**	**0**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL		
31	(-) DIVIDENDOS PAGADOS		
32	+ PRIMA EN VENTA DE ACCIONES		
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL		
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(13,254)**	**(67,908)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(13,254)	(67,141)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	0	(767)

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **1** AÑO: **2005**

GRUPO CONTINENTAL, S.A.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	9.73	%	8.19	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	13.24	%	13.77	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	10.83	%	11.06	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(9.53)	%	(19.88)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.97	veces	1.00	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	2.30	veces	2.33	veces
8	ROTACION DE INVENTARIOS (**)	6.05	veces	5.33	veces
9	DIAS DE VENTAS POR COBRAR	9	días	7	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.00	%	0.00	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	18.20	%	19.71	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.22	veces	0.25	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	0.22	%	0.31	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	0.00	%	0.00	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	83.85	veces	128.10	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	5.32	veces	5.08	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	6.01	veces	5.62	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	4.93	veces	4.41	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	2.29	veces	2.07	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	425.66	%	388.04	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	12.27	%	11.37	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(4.36)	%	(0.26)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	61.91	veces	107.24	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	100.00	%	100.00	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	0.00	%	0.00	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	100.00	%	98.87	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **1** AÑO: **2005**
GRUPO CONTINENTAL, S.A.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 1.49		$ 1.53	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 1.49		$ 1.53	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 11.26		$ 11.13	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	1.76	veces	2.02	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	13.31	veces	14.65	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

S-32 OTROS PASIVOS:

LOS PASIVOS POR PRIMA DE ANTIGÜEDAD Y PLAN DE PENSIONES DERIVADOS DE LA APLICACION DEL BOLETIN D-3 DEL IMCP SON:

PLAN DE PENSIONES	$ 175,406
PRIMA DE ANTIGÜEDAD	64,367
INDEMNIZACION LEGAL	53,972
	$ 293,745

S-42 RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL:

RESULTADO DE EJERCICIOS ANTERIORES	$ 8,866,671
RESERVA LEGAL	47,445
	$ 8,914,116

S-71 RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS:

RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	$ (693,606)
EFECTO ACUMULADO DE IMPUESTO SOBRE LA RENTA DIFERIDO	(1,037,908)
	$(1,731,514)

S-31 CREDITOS DIFERIDOS:

S-66 IMPUESTOS DIFERIDOS:

EN ESTOS RENGLONES SE INCLUYE UN PASIVO POR:

ISR DIFERIDO (D-4)	$ 722,395
ISR DIFERIDO FISCAL	79,844
PTU DIFERIDO (D-4)	66,628
	$ 868,867

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

ESCENARIO ECONOMICO

Los elevados precios del petróleo están provocando una desaceleración de la economía estadounidense y proyectando una disminución en las perspectivas de crecimiento de la economía mundial.

Los organismos correspondientes en Estados Unidos, estudian las medidas necesarias para detener el crecimiento, tanto del déficit fiscal como del comercial que amenazan a la más grande economía del mundo.

En México, la sucesión presidencial sigue creando incertidumbre política, que hasta ahora no se ha reflejado en la economía del país. Sin embargo, ambos factores, la política y la economía, en algún momento podrían crear volatilidad sobre las perspectivas del futuro.

En el ámbito económico, lo más destacado es la firme intervención del Banco Central para reducir la inflación, lo que ha provocado un aumento en las tasas de interés y por consiguiente, una mayor entrada de capitales extranjeros a nuestro país.

LA OPERACIÓN Y SUS RESULTADOS

Seguimos implementando las líneas de acción encaminadas a continuar con la consolidación de las operaciones de centros de producción y distribución, la reducción sostenida de costos, así como un mejor enfoque al servicio especializado para cada canal y segmento de clientes y consumidores, a través de una ejecución de excelencia. Continuamos acrecentando el valor de nuestro portafolio de marcas y productos de la Compañía Coca-Cola, sustentados en sistemas de investigación de mercado y proyectos de promoción y mercadeo.

Durante el primer trimestre el volumen de ventas, incluyendo bonificaciones y muestreos, fue de 79 millones de cajas unidad, 1.8% más que en el mismo trimestre del año anterior.

El resultado de operación ascendió a 234 millones de pesos, representando un margen de operación del 10.7%; la utilidad neta mayoritaria fue de 211 millones de pesos, 9.6% sobre las ventas netas.

Durante el trimestre se realizaron 74 eventos de lanzamiento, entre los que destacaron Coca-Cola Citra y Coca-Cola Citra Light en presentaciones de lata 355 ml y 600 ml Pet.

También se efectuaron varias campañas promocionales, entre las que figuran la de KBZones Coca-Cola y la Octava Copa Coca-Cola.

RECURSOS DE CAPITAL

Las inversiones en infraestructura se realizaron con el flujo de operación, sin recurrir a contratación de deuda. En el trimestre ascendieron a más de 14 millones de pesos y las principales inversiones se efectuaron en equipos de refrigeración para el mercado y modificaciones a las líneas de embotellado.

LIQUIDEZ

Durante el primer trimestre el flujo de operación alcanzó 311 millones de pesos, 14.2% sobre las ventas netas. Las razones de liquidez y apalancamiento siguen siendo excelentes, como lo muestran los estados financieros que forman parte de esta información.

ACTIVIDADES DE LA COMPAÑIA

Grupo Continental, S.A. (la "Compañía") es una sociedad controladora de compañías embotelladoras cuya actividad principal es la fabricación y venta de refrescos y agua purificada, que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana.

NOTAS A LOS ESTADOS FINANCIEROS

NOTA 1. PRINCIPALES POLITICAS CONTABLES y FINANCIERAS

BASES DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos y resultados de la Compañía y sus subsidiarias, en donde posee más del 50% de su capital social. Todos los saldos y operaciones importantes intercompañías han sido eliminados en la consolidación.

A continuación se resumen las políticas de contabilidad más importantes, las cuales están de acuerdo con los principios de contabilidad generalmente aceptados en México:

a) Reconocimiento de los efectos de la inflación

La Compañía y sus subsidiarias consolidadas actualizan en términos de poder adquisitivo de la moneda al cierre del último ejercicio todos los estados financieros, reconociendo así los efectos de la inflación, aplicando factores derivados del Indice Nacional de Precios al Consumidor (INPC), publicado por el Banco de México. Por lo tanto, las cifras de los estados financieros son comparables entre sí y con el año anterior que se presenta, al estar expresadas en pesos del mismo poder adquisitivo.

b) Efectivo e inversiones temporales

El efectivo y las inversiones temporales consisten en efectivo e inversiones a la vista, las cuales generan intereses a tasas variables. Las inversiones a la vista se expresan al costo, el cual es semejante a su valor de mercado.

c) Inventarios y costo de ventas

Los inventarios se expresan a su valor actualizado de reposición y producción, que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta.

d) Cajas y envases retornables

El inventario de cajas y envases retornables se expresa a su costo de reposición o valor de depósito, el que sea menor. Cuando las cajas y envases se rompen son cargados a los resultados como gastos de venta o generales (el envase roto durante la producción es cargado al costo de ventas). La Compañía estima que estos cargos a resultados serían similares a los que resultarían si el valor de las cajas y envases fuera amortizado en el período estimado de su vida útil de aproximadamente 4 años para el envase de vidrio (1.5 años para el envase de plástico y 4 años para el garrafón de policarbonato).

El costo del envase entregado a clientes sin cargo alguno en relación con campañas promocionales de nuevas presentaciones (neto de los importes recibidos de The Coca-Cola Company, basados en los acuerdos de publicidad compartida) es cargado a los resultados del año en que se promocionan.

e) Inversiones en acciones

Las inversiones en acciones de asociadas que posee la Compañía se valúan por el método de participación. Las inversiones en acciones de subsidiarias se valúan sobre la misma base, para efectos de los estados financieros individuales que se presentan. Las otras inversiones en acciones se registran a su costo de adquisición y se actualizan mediante la aplicación de factores derivados del INPC.

f) Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se registran originalmente a su costo y posteriormente se actualizan mediante la aplicación a su costo de adquisición de factores derivados del INPC. La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

g) Crédito mercantil

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones de subsidiarias y asociadas adquiridas. Se actualiza aplicando a los importes históricos, factores derivados del INPC y hasta el 31 de diciembre de 2004 se amortizaba en línea recta en un período no mayor de 20 años. De acuerdo a las disposiciones del Boletín B-7, "Adquisiciones de negocios", vigente a partir del 1° de enero de 2005 este crédito mercantil ya no se amortizará, sin embargo, a partir de 2004 está sujeto a la prueba de deterioro mencionada en el siguiente inciso.

h) Deterioro en el valor de los activos de larga duración

La Compañía y sus subsidiarias revisan el valor en libros de sus inmuebles, maquinaria y equipo y del crédito mercantil para detectar algún indicio de deterioro que indique que el valor en libros de los mismos pudiera no ser recuperable total o parcialmente, de conformidad con el Boletín C-15, "Deterioro en el valor de los activos de larga duración y su disposición". Para determinar si existe un deterioro en el valor, se compara el valor de uso de la unidad generadora de efectivo, que consiste en determinar los flujos de efectivo descontados durante su vida útil remanente, contra su valor en libros. Si el valor en libros es superior al valor de uso, la diferencia se reconoce en los resultados del año.

i) Impuesto sobre la renta (ISR) y participación de los trabajadores en las utilidades (PTU)

El ISR y PTU cargados a los resultados del año se basan en los criterios establecidos en el Boletín D-4, "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad". El método que se establece en este boletín para determinar la base de cálculo del impuesto sobre la renta diferido, consiste en comparar los valores contables y fiscales de los activos y pasivos. A las diferencias temporales resultantes, se les aplica la tasa de ISR que estará vigente al momento en que se estima que estas se recuperarán o liquidarán y se reconoce

un activo o pasivo diferido. Deben reconocerse activos o pasivos diferidos por las diferencias temporales en el cálculo de la PTU que se presuma que provocarán un beneficio o que se pagarán en el futuro.

j) Compensaciones al personal

Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicios, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

En la mayoría de las subsidiarias de la Compañía se tienen establecidos planes de retiro para los empleados no sindicalizados. De acuerdo con estos planes de pensiones, los empleados elegibles son aquellos que tienen como mínimo 10 años de servicio y 60 años de edad, y la pensión permanece vigente por lo menos durante los diez años siguientes y hasta la muerte del empleado. A partir de 2004, dos subsidiarias modificaron su plan de pensiones para que la edad de retiro sea de 65 años, debiendo tener como mínimo 15 años de servicio. Este nuevo plan es de "contribución definida", en el cual las subsidiarias y los colaboradores aportarán montos de efectivo preestablecidos a un fondo en fideicomiso irrevocable. El resto de las subsidiarias también efectúan contribuciones anuales a fondos en fideicomiso irrevocables, basadas en cálculos actuariales.

De acuerdo con el contrato colectivo de trabajo de dos subsidiarias, éstas conceden jubilaciones a sus trabajadores sindicalizados que hubieran cumplido por lo menos 60 años de edad y que tuvieran 25 años de servicios ininterrumpidos en la empresa. El importe de la jubilación será equivalente al 50% del salario al momento del retiro.

El costo de las primas de antigüedad y de los planes de pensiones y jubilaciones se determina con base en cálculos actuariales de acuerdo a lo establecido en el Boletín D-3, "Obligaciones laborales", elaborados por peritos independientes. Dicho boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y sólo se acepta el método actuarial de cálculo sobre la base de servicios prestados con sueldos proyectados.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan a los resultados en el año en que se vuelven exigibles.

k) Transacciones en dólares (Ver anexo 6)

Las transacciones en dólares se registran al tipo de cambio vigente en la fecha de su concertación. Los activos y pasivos en dicha moneda se expresan en moneda nacional al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del período, se aplican a los resultados.

l) Utilidad integral

La "utilidad integral" representa el resultado de la actuación total de la Compañía durante los ejercicios que se presentan. Este concepto está representado por la utilidad neta, más los efectos del resultado por tenencia

de activos no monetarios e impuesto sobre la renta diferido que, de acuerdo con los principios de contabilidad aplicables, se llevaron directamente a la inversión de los accionistas.

m) Actualización de la inversión de los accionistas

Los rubros de la inversión de los accionistas se actualizan aplicando a los importes históricos, factores derivados del INPC. Los valores actualizados representan la inversión de los accionistas en términos de poder adquisitivo al final del ejercicio.

El exceso o insuficiencia en la actualización de la inversión de los accionistas, representa el grado en que la Compañía ha logrado o no ha logrado conservar el poder adquisitivo general de las aportaciones de los accionistas y de los resultados obtenidos. Este concepto está representado principalmente por el resultado por tenencia de activos no monetarios y su correspondiente efecto en los resultados cuando los activos son consumidos, el cual se determina comparando los valores de reposición de los activos no monetarios con los valores que se obtienen de aplicar factores derivados del INPC a los mismos activos.

n) Resultado monetario

El resultado monetario representa el efecto de la inflación, medida en términos del INPC, en el neto de los activos y pasivos monetarios al inicio de cada mes, el cual se carga o acredita íntegramente a los resultados, formando parte del costo integral de financiamiento.

o) Gastos de publicidad y promoción

Durante los ejercicios que cubren estos estados financieros consolidados, y con base en presupuestos anuales cooperativos de publicidad y propaganda, The Coca-Cola Company ha hecho pagos compartidos por aproximadamente el 45% de ciertos programas de publicidad y propaganda, incluyendo el costo de cajas y envases introducidos en el mercado sin cargo alguno a los clientes y, la Compañía, al igual que otros embotelladores de Coca-Cola, ha hecho pagos compartidos en relación con campañas nacionales de publicidad, basados en la población de sus respectivos territorios, por aproximadamente el 50% del costo de dichas campañas. Los gastos de publicidad y promoción solamente reflejan la parte de estos gastos que le corresponden a las embotelladoras. Los pagos efectuados por cuenta de The Coca-Cola Company se registran como cuentas por cobrar y no tienen efecto en los resultados. Estas cuentas por cobrar son pagadas por The Coca-Cola Company en un plazo de 30 días en promedio.

p) Utilidad básica por acción

La utilidad básica por acción se calcula dividiendo la utilidad neta (participación mayoritaria), entre el promedio ponderado de las acciones en circulación durante cada ejercicio que se presenta. El promedio de las acciones en circulación son 750,000,000 al 31 de marzo de 2005 y 2004.

q) Información financiera por segmentos

Como se indica en la Nota 1, Grupo Continental, S. A. es tenedora de las acciones de compañías cuya actividad principal es la fabricación y venta de

refrescos y agua purificada que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana. Las condiciones de riesgos y rendimientos de las operaciones de cada una de las embotelladoras en los diferentes territorios son similares, ya que los productos son de la misma naturaleza y los procesos de producción, el tipo de clientes, los métodos usados para distribuir los productos y el entorno regulatorio en el que opera cada una de las embotelladoras son iguales. También operan en igualdad de circunstancias económicas y políticas y no se genera información interna relacionada con áreas geográficas o por zonas, ya que la administración se realiza como una sola unidad de negocio.

Los productos de las subsidiarias de la Compañía se comercializan fundamentalmente a través de un alto número de detallistas relativamente pequeños, tales como tiendas de abarrotes y misceláneas, sin que exista concentración importante en algún cliente o tipo de cliente en especial.

NOTA 2. INMUEBLES, MAQUINARIA Y EQUIPO

	31 de marzo de 2005
Edificios	$ 2,109,111
Equipo de fábrica	2,621,084
Equipo anticontaminante	111,366
Equipo de transporte	1,607,168
Mobiliario y otros equipos	888,541
	7,337,270
Depreciación acumulada	(3,830,660)
	3,506,610
Terrenos	782,309
Obras y equipo en proceso y anticipos	54,022
	$ 4,342,941

La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

Los diferentes conceptos de activo fijo se deprecian en base a las siguientes:

TASAS DE DEPRECIACIÓN ANUAL PROMEDIO

· Inmuebles (edificios)	2.0%
· Maquinaria (equipo de fábrica)	5.8%
· Equipo anticontaminante	4.8%
· Equipo de transporte	6.7%
· Mobiliario y otros equipos	10.9%

NOTA 3. CREDITOS BURSÁTILES

N/A

NOTA 4. PASIVO CONTINGENTE

Los pasivos por prima de antigüedad y plan de pensiones derivados de la aplicación del boletín D-3 del IMCP son:

Plan de pensiones	$ 175,406
Prima de antigüedad	64,367
Indemnización Legal	53,972
	$ 293,745

NOTA 5. CAPITAL CONTABLE

INVERSIÓN DE LOS ACCIONISTAS

El capital social de la Compañía está representado por 750,000,000 de acciones ordinarias de libre suscripción, nominativas, con valor nominal de dos centavos cada una, totalmente suscritas y pagadas.

Las utilidades acumuladas, incluyendo las que han sido capitalizadas, están sujetas al pago de impuestos, en caso de su distribución en efectivo, excepto que provengan de la cuenta de utilidad fiscal neta (CUFIN). Así mismo, los reembolsos de capital que excedan proporcionalmente a la cuenta de capital de aportación (CUCA) se consideran distribución de utilidades sujetas al tratamiento mencionado y, en su caso, al pago de impuestos.

La utilidad neta de la Compañía y de cada subsidiaria está sujeta a la aplicación del 5% a la reserva legal hasta que ésta represente el 20% del capital social. Al 31 de diciembre de 2004, la reserva legal de la Compañía ascendía a 3 millones de pesos nominales, que representa el 20% del valor nominal del capital social. La reserva legal no es susceptible de distribución en efectivo, pero puede ser capitalizada, y se incluye en los resultados acumulados. La reserva legal está incluida en el renglón S-42 Resultados Acumulados y Reserva de Capital del Estado de Situación Financiera.

PARTICIPACION MINORITARIA

La Compañía posee prácticamente el 100% del capital social de sus subsidiarias y el 51% de Servicios Ejecutivos Continental, S.A. El interés minoritario representa la participación en esta subsidiaria que poseen los accionistas minoritarios, y se presenta en el balance general consolidado después de la participación mayoritaria. El estado consolidado de resultados presenta la utilidad neta consolidada total. La distribución en la participación mayoritaria y minoritaria se presenta después de la utilidad neta consolidada.

NOTA 6. RESERVA PARA RECOMPRA DE ACCIONES

Estatutariamente la Empresa tiene establecida una reserva para recompra de sus propias acciones, por un importe de $ 150,000, se que incluye en el renglón S-43 de los estados financieros.

Al 31 de marzo de 2005 la empresa no posee acciones propias recompradas.

NOTA 7. COSTO INTEGRAL DE FINANCIAMIENTO

(Ver desglose de los principales conceptos en el estado de resultados consolidado).

Nota 8. IMPUESTOS DIFERIDOS

A continuación se muestran los efectos acumulados al 31 de marzo del 2005.

S-71 Resultado por tenencia de activos no monetarios:

Resultados por tenencia de activos no Monetarios	$ (693,606)
Efecto acumulado del impuesto sobre la renta diferido	(1,037,908)
	$ (1,731,514)

S-31 Créditos diferidos:
S-66 Impuestos diferidos:

En estos renglones se incluye un pasivo por:

ISR diferido (D-4)	$ 722,395
ISR diferido fiscal	79,844
PTU diferido (D-4)	66,628
	$ 868,867

NOTA 9. PARTIDAS EXTRAORDINARIAS

N/A

NOTA 10. OPERACIONES DISCONTINUADAS

N/A

NOTA 11. EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD.

N/A

NOTA 12. RESULTADOS NETOS MENSUALES (HISTORICO Y ACTUALIZADO)

ULTIMOS 12 MESES

MES	RESULTADO NETO MAYORITARIO DEL EJERCICIO ACUMULADO HISTORICO	RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL HISTORICO	INDICE AL CIERRE	INDICE DE ORIGEN	RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL ACTUALIZADO
Abr-04	113,884	113,884	113.438	108.836	118,699
May-04	209,890	96,006	113.438	108.563	100,317
Jun-04	322,235	112,345	113.438	108.737	117,202
Jul-04	414,133	91,898	113.438	109.022	95,620
Ago-04	492,336	78,203	113.438	109.695	80,871
Sep-04	617,777	125,441	113.438	110.602	128,658
Oct-04	693,073	75,296	113.438	111.368	76,696
Nov-04	792,891	99,818	113.438	112.318	100,813
Dic-04	879,550	86,659	113.438	112.550	87,343
Ene-05	935,534	55,984	113.438	112.554	56,424
Feb-05	974,784	39,250	113.438	112.929	39,427
Mar-05	1,090,287	115,503	113.438	113.438	115,503
		1,090,287			1,117,573

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **1** AÑO: **2005**
GRUPO CONTINENTAL, S.A.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 EMBOTELLADORA AGUASCALIENTES, S.A. DE C.V.	EMBOTELLADORA	149,999	99.99	8,422	187,701
2 EMBOTELLADORA AMECA, S.A. DE C.V.	EMBOTELLADORA	49,999	99.99	164	140,069
3 EMBOTELLADORA GUADIANA, S.A. DE C.V.	EMBOTELLADORA	17,619,998	99.99	27,396	313,335
4 EMBOTELLADORA ZACATECAS, S.A. DE C.V.	EMBOTELLADORA	12,999,999	99.99	15,639	175,283
5 EMBOTELLADORA LA FAVORITA, S.A. DE C.V.	EMBOTELLADORA	11,082,060	99.99	17,773	632,815
6 EMBOTELLADORA LAGUNERA, S.A. DE C.V.	EMBOTELLADORA	2,554,997	99.99	24,091	411,331
7 EMBOTELLADORA LAS TROJES, S.A. DE C.V.	EMBOTELLADORA	13,637,027	99.99	16,508	225,639
8 EMBOTELLADORA LOS ALTOS, S.A. DE C.V.	EMBOTELLADORA	349,999	99.99	5,676	186,035
9 EMBOTELLADORA RIO VERDE, S.A. DE C.V.	EMBOTELLADORA	49,999	99.99	1,410	45,454
10 EMBOTELLADORA SAN LUIS, S.A. DE C.V.	EMBOTELLADORA	99,999	99.99	8,712	151,387
11 EMBOTELLADORA TANGAMANGA, S.A. DE C.V.	EMBOTELLADORA	50,409,118	99.99	18,536	254,051
12 EMBOTELLADORA FRESNILLO, S.A. DE C.V.	EMBOTELLADORA	849,999	99.99	3,176	119,097
13 EMBOTELLADORA ZAPOPAN, S.A. DE C.V.	EMBOTELLADORA	18,999,999	99.99	22,038	340,062
14 EMBOTELLADORA DE TECOMAN, S.A. DE C.V.	EMBOTELLADORA	33,391,749	99.99	159,791	205,893
15 INMOBILIARIA FAVORITA, S.A. DE C.V.	INMOBILIARIA	18,290,060	99.99	23,969	689,209
16 FOMENTO DE AGUASCALIENTES, S.A. DE C.V.	INMOBILIARIA	17,203,089	99.99	14,315	194,632
17 CONCENTRADOS INDUSTRIALES, S.A. DE C.V.	CONCENTRADOS Y ESP. QUIMICAS	499,999	99.99	846	21,431
18 FOMENTO DURANGO, S.A. DE C.V.	INMOBILIARIA	2,108,017	99.99	568	142,856
19 FOMENTO MAYRAN, S.A. DE C.V.	INMOBILIARIA	2,130,817	99.99	1,033	103,979
20 FOMENTO POTOSINO, S.A. DE C.V.	INMOBILIARIA	49,999	99.99	475	28,916
21 FOMENTO RIO NAZAS, S.A. DE C.V.	INMOBILIARIA	49,999	99.99	1,315	38,691
22 FOMENTO SAN LUIS, S.A. DE C.V.	INMOBILIARIA	52,370,655	99.99	50,853	176,887
23 FOMENTO ZACATECANO, S.A. DE C.V.	INMOBILIARIA	7,559,999	99.99	10,024	98,849
24 GROSSMAN Y ASOCIADOS, S.A. DE C.V.	INMOBILIARIA	109,999	99.99	2,281	150,025
25 SOCIEDAD INDUSTRIAL, S.A. DE C.V.	EMPRESA DE SERVICIOS	77,789,998	99.99	76,442	418,692

RELACION DE INVERSIONES EN ACCIONES

PAGINA 2

ANEXO 3

CONSOLIDADO

Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
26 SERVICIOS EJECUTIVOS CONTINENTAL, S.A.	EMPRESA DE SERVICIOS	6,120,000	51.00	3,544	8,305
27 ALIANZAS Y SINERGIAS, S.A. DE C.V.	EMPRESA DE SERVICIOS	99,998	99.99	100	99
28 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**515,097**	**5,460,723**
ASOCIADAS					
1 INDUSTRIA ENVASADORA DE QUERETARO, S.A. DE C.V.	ENLATADORA	84,609	17.51	9,039	70,572
2 ANDAMIOS ATLAS, S.A. DE C.V.	ANDAMIOS	1,065,139	26.01	6,524	60,834
3 PROMOTORA INDUSTRIAL AZUCARERA, S.A. DE C.V.	CONTR. INGENIOS AZUCAREROS	12,700,791	49.00	65,075	837,744
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**80,638**	**969,150**
OTRAS INVERSIONES PERMANENTES					**26,238**
TOTAL					**6,456,111**

OBSERVACIONES

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2005**

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
PROVEEDORES																
PROVEEDORES																
DIVERSOS	31/12/2005	0.00	311,385	0	0	117	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			**311,385**	**0**	**0**	**117**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
DIVERSOS	31/12/2005	0.00	311,608	0	0	3,976	0	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**311,608**	**0**	**0**	**3,976**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**622,993**	**0**	**0**	**4,093**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

OBSERVACIONES

82-4211

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**184,943**	**2,076,780**	0	0	**2,076,780**
PASIVO	**364**	**4,093**			**4,093**
CORTO PLAZO	364	4,093	0	0	4,093
LARGO PLAZO	0	0	0	0	0
SALDO NETO	**184,579**	**2,072,687**			**2,072,687**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSIÓN ES DE $11.2293 US DOLLAR PUBLICADO POR EL BANCO DE MEXICO, EN EL DIARIO OFICIAL DE LA FEDERACIÓN EL ÚLTIMO DÍA HÁBIL DEL MES QUE SE REPORTA.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	3,245,625	779,053	(2,466,572)	0.00	(89)
FEBRERO	3,292,350	737,657	(2,554,693)	0.33	(8,512)
MARZO	3,345,318	754,713	(2,590,605)	0.45	(11,676)
ACTUALIZACION:	0	0	0	0.00	(39)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**(20,316)**

OBSERVACIONES

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **1** AÑO: **2005**
GRUPO CONTINENTAL, S.A.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
=== N O A P L I C A ===

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
=== N O A P L I C A ===

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
REGION OCCIDENTE	EMBOTELLADORA	40,367	68
REGION CENTRO	EMBOTELLADORA	34,405	57
REGION NORTE	EMBOTELLADORA	29,885	38
TOTAL GRUPO	EMBOTELLADORA	104,657	56
CONCENTRADOS IND., SA DE CV	FABRICA DE CONCENTRADOS Y ESPECIALIDADES QUIMICAS	527	81

OBSERVACIONES

1)
- LA CAPACIDAD INSTALADA PRESENTADA ES TRIMESTRAL.
- LA CAPACIDAD INSTALADA ANUAL ASCIENDE A 419 MILLONES DE CAJAS UNIDAD.
- EN EL CASO DE LAS EMBOTELLADORAS DE BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR, LA CAPACIDAD INSTALADA SE PRESENTA EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EN EL CASO DE CONCENTRADOS INDUSTRIALES LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE LITROS DE CONCENTRADOS Y ESPECIALIDADES QUIMICAS EN UN TRIMESTRE.

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **1** AÑO: **2005**
GRUPO CONTINENTAL, S.A.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CONCENTRADO	COCA-COLA DE MEXICO			SI	30.84
AZUCAR	P.I.A.S.A. (ASOCIADA)			SI	19.66
ENVASE NO RETORNABLE	VITRO,S.A. E INNOPACK			SI	25.18
CORCHOLATA Y TAPAS	TAPON CORONA D GUADALAJARA SA CROWN CORK DE MEXICO, SA TAPAS INNOVATIVAS, SA DE CV			SI	3.26

OBSERVACIONES

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

TRIMESTRE: **1** AÑO: **200**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR (NARTD)	76,328	1,055,691	77,222	2,145,465		COCA-COLA, COCA-COLA LIGHT, COCA-COLA CITRA, COCA-COLA CITRA LIGHT,FANTA,SPRITE, FRESCA,LIFT, DELAWARE, SPRITE CERO,SENZAO POWERADE, DISNEY AVENTURAS, NESTEA, CIEL Y CIEL MINERALIZADA	DETALLISTAS EN GENERAL
DIVERSOS				45,092		DIVERSAS	DIVERSOS
TOTAL		1,055,691		2,190,557			

82-4211

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
SERVICIOS DE ANALISIS QUIMICOS				82	COSTA RICA, VENEZUELA Y COLOMBIA	COINSA	DIVERSOS
TOTAL				82			

OBSERVACIONES

LAS SIGUIENTES OBSERVACIONES CORRESPONDEN A VENTAS NACIONALES:

- EL VOLUMEN DE PRODUCCION Y VENTAS DE LOS PRINCIPALES PRODUCTOS DE REFRESCOS SON DETERMINADOS EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EL GARRAFON DE AGUA CIEL TIENE CAPACIDAD DE 20 LITROS.
- EL PORCENTAJE DE PARTICIPACION EN EL MERCADO NO ES DETERMINABLE.

82-4211

82-4211

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

TRIMESTRE: 1 AÑO: **2005**

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
*	0.02000	0	750,000,000			750,000,000	15,000	
TOTAL			**750,000,000**	**0**	**0**	**750,000,000**	**15,000**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
750,000,000

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos

(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO

Impresión Final

NO APLICA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

NO APLICA

CLAVE DE COTIZACION: CONTAL FECHA: 28/04/2005 15:08
GRUPO CONTINENTAL, S.A.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO CONTINENTAL, S.A.
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
DIRECCION DE INTERNET:	www.contal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GCO7901128N8
DOMICILIO FISCAL:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP

RESPONSABLE DE PAGO

NOMBRE:	- ROBERTO MARTINEZ GARZA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP
TELEFONO:	01-833 241-25-21
FAX:	01-833 241-25-77
E-MAIL:	rmartinez@contal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	- CYNTHIA H. GROSSMAN -
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 213-37-21
FAX:	01-833 217-02-95 Y 01-833 241-25-77
E-MAIL:	info@contal.com

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10

CLAVE DE COTIZACION: **CONTAL** FECHA: 28/04/2005 15:08
GRUPO CONTINENTAL, S.A.

FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR EJECUTIVO JURIDICO Y DE RECURSOS HUMANOS
NOMBRE:	- ROBERTO MARTINEZ GARZA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-21
FAX:	01-833 241-25-77
E-MAIL:	rmartinez@contal.com

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303

COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO TAMP
TELEFONO: 01-833 241-25-10
FAX: 01-833 241-25-77
E-MAIL: maguilar@contal.com

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: NO APLICA
NOMBRE: N.A. NO APLICA NO APLICA NO APLICA
DOMICILIO: AVENIDA HIDALGO NO. 2303
COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO TAMP
TELEFONO: 01-833 241-25-00
FAX: 01-833 241-25-77
E-MAIL: info@contal.com

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: DIRECTOR DE TESORERIA
NOMBRE: - MIGUEL ANGEL DIAZ ALONSO
DOMICILIO: AVENIDA HIDALGO NO. 2303
COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO TAMP
TELEFONO: 01-833 241-25-15
FAX: 01-833 241-25-77
E-MAIL: mdiaz@contal.com

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: DIRECTOR GENERAL
NOMBRE: - MARCOS AGUILAR ROMO
DOMICILIO: AVENIDA HIDALGO NO. 2303
COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO TAMP
TELEFONO: 01-833 241-25-10
FAX: 01-833 241-25-77
E-MAIL: maguilar@contal.com

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: - MIGUEL ANGEL RABAGO VITE
DOMICILIO: AVENIDA HIDALGO NO. 2303
COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO TAMP
TELEFONO: 01-833 241-25-14
FAX: 01-833 241-25-77
E-MAIL: mrabago@contal.com

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: CONTAL
GRUPO CONTINENTAL, S.A.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.



C.P. MARCOS AGUILAR ROMO
SECRETARIO DEL CONSEJO DE ADMINISTRACION

C.P. MIGUEL ANGEL RABAGO VITE
DIRECTOR EJECUTIVO DE FINANZAS

TAMPICO, TAMP, A 28 DE ABRIL DE 2005